September 27, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Kristina Aberg

Re:
Registration Statement of Rydex Exchange Traded Commodities Funds Trust I on Form S-1, Registration No. 333-153761 and
Rydex Exchanged Traded Commodities Funds, SPC I on Form S-1, Registration No. 333-153761-01

Ladies and Gentlemen:

           Rydex Exchange Traded Commodities Funds Trust I (the “Trust”) and Rydex Exchange Traded Commodities Funds, SPC I (the “Company”), the Trust’s co-registrant under Rule 140 under the Securities Act of 1933, as amended (the “Securities Act”), hereby apply under Rule 477 under the Securities Act to withdraw the above-referenced registration statement (the “Registration Statement”).  The Trust’s sponsor has determined not to proceed with the offering of the Trust’s securities that were the subject of the Registration Statement.  No securities have been sold in connection with the proposed offering.

The Trust and Company request that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  The Trust and Company also request in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use, if possible.

Very truly yours,

/s/ Nick Bonos
Nick Bonos
Chief Financial Officer of Rydex Specialized Products LLC,
sponsor of Rydex Exchange Traded Commodities Funds Trust I
Chief Financial Officer of Rydex Exchange Traded Commodities Funds, SPC I